Filed by United Community Financial Corp. pursuant to

Rule 425 under the Securities Act of 1933.

Subject Company: United Community Financial Corp.

Commission File No.: 000-24399

275 West Federal Street

Youngstown, Ohio 44503-1203

FOR IMMEDIATE RELEASE

Media Contact:	Investor Contact:
Kathy Bushway	Gary M. Small
Senior Vice President, Marketing	President and Chief Executive Officer
Home Savings	United Community Financial Corp.
(330) 742-0638	(330) 742-0472
kbushway@homesavings.com

UCFC ANNOUNCES STRONG THIRD QUARTER EARNINGS

AND DECLARES DIVIDEND

Third quarter 2016 highlights compared with the third quarter of 2015:

•	Net quarterly income of $5.2 million, up 24.4%
•	Diluted earnings per share of $0.11, up 27.9%
•	ROA of 0.98% — ROE of 8.38% compared to ROA of 0.85% — ROE of 6.87%
•	Net interest margin improved to 3.25% compared to 3.18%
•	Net loans increased 15.4%
•	Efficiency ratio improved to 59.4% compared to 63.5%
•	Dividend of $0.03 per common share declared

YOUNGSTOWN, Ohio (October 18, 2016) – United Community Financial Corp. (Company) (Nasdaq: UCFC), parent company of The Home Savings and Loan Company (Home Savings), announced today that net income for the quarter ended September 30, 2016, was $5.2 million, up 24.4% from the $4.1 million reported for the quarter ended September 30, 2015. Third quarter diluted earnings per share increased 27.9% to $0.110 from $0.086 per share reported at the same time last year. Net income for the nine months ended September 30, 2016 totaled $13.8 million, up 15.5% from the $12.0 million reported for the nine months ended September 30, 2015. For the same time period, diluted earnings per share increased to $0.292, up 19.2% from the $0.245 per share previously reported.

Gary M. Small, President and Chief Executive Officer of the Company, commented, “We are very pleased to post another strong quarter with revenue up 14% and loan growth in excess 12% vs. the same period in 2015. Earnings momentum is excellent as reflected in our pre provision, pretax comparisons, up 6.3% on a linked quarter basis and 30% vs 2015. The entire Home Savings team remains focused on growth and has put the organization in a very good position as we prepare for the successful integration of Premier Bank & Trust in the first quarter of 2017.”

Balance Sheet Highlights

Total Loans

Total net loans, including loans held for sale, increased $218.7 million, or 16.6% to $1.5 billion at September 30, 2016, compared to September 30, 2015, and 18.0% on an annualized basis through the third quarter compared to December 31, 2015. This positive growth is being driven primarily by the commercial loan portfolio. Commercial loan balances grew over 44.2%, or $151.5 million when compared to the same time period last year. Commercial loan production totaled $232.8 million for the first nine months of the year and was approximately 43.1% higher than the first nine months of 2015. Unfunded commercial loan commitments increased $37.7 million, or 36.5%, to $141.2 million, during the first nine months of 2016.

Residential loans, including residential loans held for sale, grew as planned at a measured pace, increasing $49.5 million, or 6.2%, at September 30, 2016 compared to September 30, 2015. During the same time period, residential loan production grew by 18.5%, when comparing the third quarter of 2016 to the same time period in the previous year. Pipeline levels remain strong at the end of the third quarter.

Total Deposits

Total deposits increased $62.6 million, or 4.4% to $1.5 billion at September 30, 2016, compared to September 30, 2015, and 3.5% on an annualized basis during the first nine months of 2016 compared to December 31, 2015. The Company continues to see improvement in growing public funds, which grew $37.9 million, or 49.0%, to $115.3 million at September 30, 2016, compared to $77.4 million at September 30, 2015. Noninterest bearing deposit balances grew $44.3 million, or 21.2% at September 30, 2016, compared to September 30, 2015. Furthermore, the Company has seen an increase in the average balance of business deposits of $23.2 million, or 19.5%, during the first nine months of 2016. As the deposit mix changes, the Company has realized the benefit of lowering its overall cost of deposits to 38 basis points for the three months ended September 30, 2016.

Third Quarter and Year-to-date Results

Net Interest Income and Margin

Net interest income on a fully taxable equivalent basis was $15.9 million in the third quarter of 2016, up 11.3% from the $14.3 million recorded in the third quarter of 2015. The improvement in net interest income was primarily due to the growth in average net loan balances and a decline in funding costs, quarter versus quarter. Net interest income on a fully taxable equivalent basis was $46.4 million in the first nine months of 2016, up 10.4% from the $42.1 million recorded in the first nine months of 2015.

Net interest margin was 3.25% for the third quarter of 2016, an increase from 3.18% reported in the third quarter of 2015. This increase was due to the prepayment of high cost debt at the end of 2015 and the repricing of higher cost certificates of deposit during the year.

Net interest margin was 3.23% for the first nine months of 2016, an increase from 3.19% reported in the first nine months of 2015. The increase was also due to the prepayment of the high-cost debt and the reduction of the cost of deposits.

Provision for Loan Losses

The Company recognized a provision for loan loss expense of $1.3 million in the third quarter of 2016 compared to a provision of $395,000 in the second quarter of 2016. Net chargeoffs for the quarter totaled eight basis points. The majority of the provision expense was related to the growth of the loan portfolio.

The Company recognized a provision for loan loss expense of $3.9 million in the first nine months of 2016 compared to an expense of $1.2 million in the comparable period of 2015.

Non-Interest Income

Non-interest income increased 23.2% to $6.0 million in the third quarter of 2016 compared to $4.9 million in the third quarter of 2015. Favorably impacting the change was the benefit of insurance agency income of $451,000 coupled with a 14.5% increase in mortgage banking income. The Company also recognized security gains of $218,000 in the quarter as the investment portfolio is realigned to include higher-yielding municipal securities.

Non-interest income increased 15.2% to $16.4 million in the first nine months of 2016 compared to $14.3 million in the comparable period last year. Positively affecting the comparison was the benefit of insurance agency income totaling $1.3 million. Also contributing to the change was an increase of 7.7% of deposit related fees along with an increase of 29.3% in brokerage income and a 5.0% increase in debit/credit card fees, for a total of $668,000. The first nine months of 2016 also saw security gains totaling $604,000. These increases were partially offset by a $610,000 increase in the valuation adjustment of mortgage servicing rights.

Non-Interest Expense

Non-interest expense was $13.0 million for the third quarter of 2016, which represented an increase of $693,000, or 5.6%, from the third quarter of 2015. Included in this increase were expenses of $432,000 related to the operation of the insurance agency acquired in 2016. The efficiency ratio continues to show improvement at 59.4% for the third quarter of 2016 as compared to 63.5% in the same time period last year.

Non-interest expense was essentially flat, in comparison to the same period last year after giving consideration to the insurance company acquisition. Non-interest expense was $38.3 million for the nine months ended September 30, 2016, which represented an increase of $1.1 million, or 3.0%, from the nine months ended September 30, 2015. As in the quarter-to-quarter comparison, the acquisition of the insurance company and its operating expenses to date of $948,000 was the primary reason for the increase. The efficiency ratio was 61.3% for the first nine months of 2016 compared to 65.6% for the same period last year.

Pre-tax, Pre-provision Income

Pre-tax, pre-provision income was $8.8 million for the three months ended September 30, 2016, up $1.9 million, or 27.5%, from the $6.9 million recorded for the three months ended September 30, 2015. Pre-tax, pre-provision income was $24.1 million for the nine months ended September 30, 2016, up $5.0 million, or 26.1%, from the $19.1 million recorded for the nine months ended September 30, 2015. Pre-tax, pre-provision income is derived by adding provision for loan losses and income tax expense to net income. The Company believes this non-GAAP measure presentation removes volatility that can occur quarter to quarter due to changes in factors used in calculating the provision for loan losses.

Equity

Tangible book value per common share at September 30, 2016 improved to $5.48, as compared to $5.14 at December 31, 2015. This change was due to changes in accumulated other comprehensive income paralleling the drop in long-term interest rates which resulted in a higher valuation of the Company’s securities portfolio. Net income for the nine months ended September 30, 2016, along with purchases of treasury stock also contributed to the change.

Dividend to be Paid

On October 18, 2016, the Board of Directors declared a quarterly cash dividend of $0.03 per common share payable November 14, 2016 to shareholders of record at the close of business October 31, 2016.

Conference Call

United Community Financial Corp. will host an earnings conference call on Wednesday, October 19, 2016, at 10:00 a.m. ET., to provide an overview of the Company’s third quarter 2016 results and highlights. The conference call may be accessed by calling 1-877-272-7661 ten minutes prior to the start time. Please ask to be joined into the United Community Financial Corp. (UCFC) call. Additionally, a live webcast may be accessed from the Company’s website ir.ucfconline.com. Click on 3rd Quarter 2016 Conference Call on our corporate profile page to join the webcast.

United Community Financial Corp.

Home Savings is a wholly owned subsidiary of the Company and operates retail banking offices and loan production centers in Ohio, western Pennsylvania and West Virginia. Additional information on the Company, Home Savings and James & Sons Insurance may be found on the Company’s web site: ir.ucfconline.com.

###

When used in this press release, the words or phrases “believes,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project”, “will have”, “can expect” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including changes in economic conditions in the Company’s market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company’s market area, and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company advises readers that the factors listed above could affect the Company’s financial performance and could cause the Company’s actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Important Information for Investors and Shareholders

This earnings release does not constitute an offer to sell or the solicitation of an offer to buy securities of United Community. United Community will file a registration statement on Form S-4 and other documents regarding the proposed merger with Ohio Legacy with the Securities and Exchange Commission (“SEC”) to register the shares of the Company’s common shares to be issued to the shareholders of Ohio Legacy. The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of Ohio Legacy in advance of its special meeting of shareholders to be held to consider the proposed merger. Investors and security holders are urged to read the proxy statement/prospectus and any other relevant documents to be filed with the SEC in connection with the proposed transaction because they contain important information about United Community, Ohio Legacy and the proposed transaction. Investors and security holders may obtain a free copy of these documents (when available) through the website maintained by the SEC at www.sec.gov, on the NASDAQ website at http://www.nasdaq.com and from either the United Community or Ohio Legacy websites at http://www.ucfconline.com or at http://www.ohiolegacycorp.com.

UNITED COMMUNITY FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Unaudited)

	September 30, 2016	December 31, 2015
	(Dollars in thousands)
Assets:
Cash and deposits with banks	$23,861	$20,528
Federal funds sold	20,087	15,382

Total cash and cash equivalents	43,948	35,910
Securities:
Available for sale, at fair value	354,469	357,670
Held to maturity (fair value of $105,209 and $109,664, respectively)	103,202	110,699
Loans held for sale, at lower of cost or market	378	9,085
Loans held for sale, at fair value	59,967	26,716
Loans, net of allowance for loan losses of $18,234 and $17,712	1,473,949	1,316,192
Federal Home Loan Bank stock, at cost	18,068	18,068
Premises and equipment, net	20,565	20,678
Accrued interest receivable	6,066	5,978
Real estate owned and other repossessed assets	1,793	2,727
Customer list intangible	1,538	—
Core deposit intangible	6	30
Cash surrender value of life insurance	55,474	54,366
Other assets	20,811	29,870

Total assets	$2,160,234	$1,987,989

Liabilities and Shareholders’ Equity
Liabilities:
Deposits:
Interest bearing	$1,220,120	$1,208,238
Non-interest bearing	252,923	227,505

Total deposits	1,473,043	1,435,743
Borrowed funds:
Federal Home Loan Bank advances
Long-term advances	47,561	46,975
Short-term advances	358,000	232,000

Total Federal Home Loan Bank advances	405,561	278,975
Repurchase agreements and other	517	535

Total borrowed funds	406,078	279,510
Advance payments by borrowers for taxes and insurance	14,758	21,174
Accrued interest payable	117	53
Accrued expenses and other liabilities	9,835	7,264

Total liabilities	1,903,831	1,743,744

Shareholders’ Equity:
Preferred stock-no par value; 1,000,000 shares authorized and no shares outstanding	—	—
Common stock-no par value; 499,000,000 shares authorized; 54,138,910 shares
issued and 46,542,388 and 47,517,644 shares, respectively, outstanding	173,383	174,304
Retained earnings	149,750	140,819
Accumulated other comprehensive loss	(10,251)	(19,220)
Treasury stock, at cost, 7,596,522 and 6,621,266 shares, respectively	(56,479)	(51,658)

Total shareholders’ equity	256,403	244,245

Total liabilities and shareholders’ equity	$2,160,234	$1,987,989

UNITED COMMUNITY FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended			For the Nine Months Ended
	September 30,	June 30	September 30,	September 30,	September 30,
	2016	2016	2015	2016	2015
	(Dollars in thousands, except per share data)
Interest income
Loans	$14,633	$14,184	$13,426	$42,618	$39,007
Loans held for sale	482	363	390	1,177	1,025
Securities:
Available for sale, nontaxable	339	290	—	752	—
Available for sale, taxable	1,630	1,781	2,599	5,346	8,139
Held to maturity, nontaxable	66	62	33	183	45
Held to maturity, taxable	466	524	17	1,567	17
Federal Home Loan Bank stock dividends	180	180	181	542	541
Other interest earning assets	19	15	8	49	25

Total interest income	17,815	17,399	16,654	52,234	48,799
Interest expense
Deposits	1,389	1,496	1,690	4,497	4,862
Federal Home Loan Bank advances	661	563	340	1,754	947
Repurchase agreements and other	5	6	323	16	958

Total interest expense	2,055	2,065	2,353	6,267	6,767

Net interest income	15,760	15,334	14,301	45,967	42,032
Taxable equivalent adjustment	185	186	19	466	25

Net interest income (FTE) (1)	15,945	15,520	14,320	46,433	42,057
Provision for loan losses	1,344	395	673	3,894	1,242

Net interest income after provision for loan losses (FTE)	14,601	15,125	13,647	42,539	40,815

Non-interest income
Insurance agency income	451	516	—	1,269	—
Brokerage income	337	396	259	1,033	799
Service fees and other charges:
Deposit related fees	1,418	1,362	1,405	4,106	3,811
Mortgage servicing fees	715	701	683	2,114	2,038
Mortgage servicing rights valuation	25	(292)	(138)	(702)	(92)
Mortgage servicing rights amortization	(525)	(567)	(449)	(1,560)	(1,355)
Other service fees	43	47	19	108	56
Net gains (losses):
Securities available for sale	218	233	—	604	11
Mortgage banking income	1,957	1,869	1,709	5,208	5,303
Real estate owned and other repossessed assets charges, net	—	(63)	(119)	(76)	(311)
Debit/credit card fees	915	1,120	1,036	2,916	2,777
Other income	449	458	468	1,421	1,229

Total non-interest income	6,003	5,780	4,873	16,441	14,266

Non-interest expense
Salaries and employee benefits	6,950	7,186	6,894	21,224	20,968
Occupancy	847	855	819	2,564	2,505
Equipment and data processing	1,926	1,887	1,714	5,648	5,105
Financial institutions tax	411	431	272	1,284	924
Advertising	290	221	183	638	546
Amortization of intangible assets	72	10	14	95	41
FDIC insurance premiums	155	287	313	768	946
Other insurance premiums	89	73	84	251	253
Professional fees:
Legal and consulting fees	211	214	361	622	889
Other professional fees	341	351	469	762	1,231
Real estate owned and other repossessed asset expenses	41	77	134	190	293
Other expenses	1,645	1,268	1,028	4,256	3,473

Total non-interest expenses	12,978	12,860	12,285	38,302	37,174

Income before income taxes	7,626	8,045	6,235	20,678	17,907
Taxable equivalent adjustment	185	186	19	466	25
Income tax expense	2,288	2,529	2,073	6,409	5,928

Net income	$5,153	$5,330	$4,143	$13,803	$11,954

Earnings per common share:
Basic	$0.111	$0.113	$0.087	$0.293	$0.246
Diluted	0.110	0.112	0.086	0.292	0.245

(1)	Net interest income is also presented on a fully taxable equivalent (FTE) basis, the Company believes this non-GAAP measure is the preferred industry measurement for this item.

UNITED COMMUNITY FINANCIAL CORP.

CONSOLIDATED AVERAGE BALANCES

(Unaudited)

	For the three months ended
	September 30, 2016			June 30, 2016			September 30, 2015
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
	(Dollars in thousands)
Interest earning assets:
Net loans (1)	$1,422,294	$14,634	4.12%	$1,369,683	$14,186	4.14%	$1,249,316	$13,426	4.30%
Loans held for sale	49,095	482	3.93%	37,521	363	3.87%	39,078	390	3.99%
Securities:
Available for sale-taxable	300,522	1,630	2.17%	315,583	1,781	2.26%	469,049	2,599	2.22%
Available for sale-nontaxable (2)	49,489	489	3.95%	42,394	440	4.15%	—	—	—%
Held to maturity-taxable	92,077	466	2.02%	95,933	524	2.18%	2,256	17	3.01%
Held to maturity-nontaxable (2)	13,563	100	2.95%	12,971	96	2.96%	6,211	52	3.35%
Federal Home Loan Bank stock	18,068	180	3.98%	18,068	180	3.98%	18,068	181	4.01%
Other interest earning assets	20,028	19	0.38%	18,978	15	0.32%	17,779	8	0.18%

Total interest earning assets	1,965,136	18,000	3.66%	1,911,131	17,585	3.68%	1,801,757	16,673	3.70%
Non-interest earning assets	132,922			132,780			137,495

Total assets	$2,098,058			$2,043,911			$1,939,252

Interest bearing liabilities:
Deposits:
Checking accounts	$491,553	238	0.19%	$505,284	261	0.21%	$488,924	262	0.21%
Savings accounts	290,998	24	0.03%	291,820	34	0.05%	279,894	41	0.06%
Certificates of deposit	425,307	1,127	1.06%	434,053	1,201	1.11%	450,917	1,387	1.23%
Federal Home Loan Bank advances
Long-term advances	47,432	319	2.69%	47,237	307	2.60%	46,651	266	2.28%
Short-term advances	326,250	342	0.42%	246,967	256	0.41%	164,489	74	0.18%
Repurchase agreements and other	520	5	3.85%	527	6	4.55%	30,544	323	4.23%

Total interest bearing liabilities	$1,582,060	2,055	0.52%	$1,525,888	2,065	0.54%	$1,461,419	2,353	0.64%

Non-interest bearing liabilities
Total noninterest bearing deposits	242,310			241,098			211,923
Other noninterest bearing liabilities	27,769			29,751			24,524

Total noninterest bearing liabilities	270,079			270,849			236,447

Total liabilities	$1,852,139			$1,796,737			$1,697,866
Shareholders’ equity	245,919			247,174			241,386

Total liabilities and equity	$2,098,058			$2,043,911			$1,939,252

Net interest income and interest rate spread		$15,945	3.14%		$15,520	3.14%		$14,320	3.06%

Net interest margin			3.25%			3.25%			3.18%
Average interest earning assets to average interest bearing liabilities			124.21%			125.25%			123.29%
Total interest bearing deposits	$1,207,858	$1,389		$1,231,157	$1,496		$1,219,735	$1,690
Non-interest bearing deposits	242,310	—		241,098	—		211,923	—

Total average deposits and cost of deposits	1,450,168	1,389	0.38%	1,472,255	1,496	0.41%	1,431,658	1,690	0.47%

Other interest bearing liabilities	374,202	666		294,731	569		241,684	663

Total average deposits and other interest bearing liabilities and total cost of funds	$1,824,370	$2,055	0.45%	$1,766,986	$2,065	0.47%	$1,673,342	$2,353	0.56%

(1)	Nonaccrual loans are included in the average balance at a yield of 0%.
(2)	Yields are on a fully taxable equivalent basis.

UNITED COMMUNITY FINANCIAL CORP.

SELECTED FINANCIAL HIGHLIGHTS

(Unaudited)

	At or for the quarters ended
	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015
	(Dollars in thousands, except per share data)
Financial Data
Total assets	$2,160,234	$2,080,542	$2,036,430	$1,987,989	$1,970,887
Total loans, net	1,473,949	1,398,106	1,359,146	1,316,192	1,277,330
Total securities	457,671	474,707	473,207	468,369	479,817
Total deposits	1,473,043	1,455,746	1,466,614	1,435,743	1,410,484
Average interest-bearing deposits	1,207,858	1,231,157	1,212,701	1,209,063	1,219,735
Average noninterest-bearing deposits	242,310	241,098	228,308	219,379	211,923
Total shareholders’ equity	256,403	254,075	251,804	244,245	243,929
Net interest income	15,760	15,334	14,873	14,490	14,301
Net interest income (FTE) (1)	15,945	15,520	14,967	14,535	14,320
Provision for loan losses	1,344	395	2,155	893	673
Noninterest income	6,003	5,780	4,658	5,451	4,873
Noninterest expense	12,978	12,860	12,464	12,755	12,285
Income tax expense	2,288	2,529	1,592	1,965	2,073
Net income	5,153	5,330	3,320	4,328	4,143

Share Data
Basic earnings per common share	$0.111	$0.113	$0.070	$0.091	$0.087
Diluted earnings per common share	0.110	0.112	0.069	0.090	0.086
Book value per common share	5.51	5.46	5.30	5.14	5.12
Tangible book value per common share	5.48	5.43	5.27	5.14	5.12
Market value per common share	7.11	6.08	5.87	5.90	5.00
Common shares outstanding at end of period	46,542	46,493	47,507	47,518	47,614
Weighted average shares outstanding—basic	46,167	46,869	47,272	47,356	47,480
Weighted average shares outstanding—diluted	46,392	47,117	47,551	47,636	47,744

Key Ratios
Return on average assets (2)	0.98%	1.04%	0.66%	0.88%	0.85%
Return on average equity (3)	8.38%	8.63%	5.33%	7.02%	6.87%
Net interest margin	3.25%	3.25%	3.21%	3.16%	3.18%
Efficiency ratio (4)	59.40%	60.81%	63.90%	63.74%	63.54%
Nonperforming loans to net loans, end of period	1.32%	1.45%	1.48%	1.27%	1.20%
Nonperforming assets to total assets, end of period	0.98%	1.06%	1.08%	0.98%	0.95%
Allowance for loan loss as a percent of loans, end of period	1.22%	1.21%	1.23%	1.33%	1.35%
Delinquent loans to total net loans, end of period	1.48%	1.49%	1.50%	1.70%	1.62%

(1)	Net interest income is presented on a fully taxable equivalent (FTE) basis, the Company believes this non-GAAP measure is the preferred industry measurement for this item
(2)	Net income divided by average total assets
(3)	Net income divided by average total equity
(4)	Excludes penalty on the prepayment of repurchase agreements

UNITED COMMUNITY FINANCIAL CORP.

SELECTED FINANCIAL HIGHLIGHTS

(Unaudited)

	At or for the quarters ended
	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015
	(Dollars in thousands)
Loan Portfolio Composition
Commercial loans
Multi-family	$107,066	$81,022	$80,581	$80,170	$74,042
Owner/nonowner occupied commercial real estate	225,699	196,110	184,279	175,456	167,366
Land	9,401	9,748	8,938	9,301	9,709
Construction	45,137	61,744	49,858	38,812	26,545
Commercial and industrial	106,880	88,804	83,256	66,013	65,004

Total	494,183	437,428	406,912	369,752	342,666
Residential mortgage loans
Real estate	755,893	747,530	741,401	733,685	723,619
Construction	35,875	35,275	38,994	40,898	40,723

Total	791,768	782,805	780,395	774,583	764,342
Consumer loans
Consumer	203,851	193,272	187,323	188,258	186,661

Total	203,851	193,272	187,323	188,258	186,661

Total loans	1,489,802	1,413,505	1,374,630	1,332,593	1,293,669
Less:
Allowance for loan losses	18,234	17,172	16,903	17,712	17,482
Deferred loan costs, net	(2,381)	(1,773)	(1,419)	(1,311)	(1,143)

Total	15,853	15,399	15,484	16,401	16,339

Total loans, net	1,473,949	1,398,106	1,359,146	1,316,192	1,277,330
Loans held for sale, net	60,345	43,847	35,998	35,801	38,274

Total loans	$1,534,294	$1,441,953	$1,395,144	$1,351,993	$1,315,604

	At or for the quarters ended
	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015
	(Dollars in thousands)
Deposit Portfolio Composition
Checking accounts
Interest bearing checking accounts	$170,348	$182,713	$194,586	$160,264	$168,025
Non-interest bearing checking accounts	252,923	236,173	230,831	227,505	208,598

Total checking accounts	423,271	418,886	425,417	387,769	376,623
Savings accounts	290,325	292,232	288,324	280,889	277,313
Money market accounts	312,124	314,081	312,577	312,125	309,004

Total non-time deposits	1,025,720	1,025,199	1,026,318	980,783	962,940
Retail certificates of deposit	422,370	430,547	440,296	454,960	447,544
Brokered certificates of deposit	24,953	—	—	—	—

Total certificates of deposit	447,323	430,547	440,296	454,960	447,544

Total deposits	$1,473,043	$1,455,746	$1,466,614	$1,435,743	$1,410,484

Certificates of deposit as a percent of total deposits	30.37%	29.58%	30.02%	31.69%	31.73%

UNITED COMMUNITY FINANCIAL CORP.

SELECTED FINANCIAL HIGHLIGHTS

(Unaudited)

	At or for the quarters ended
	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015
	(Dollars in thousands)
Allowance For Loan Losses
Beginning balance	$17,172	$16,903	$17,712	$17,482	$16,881
Provision	1,344	395	2,155	893	673
Net chargeoffs	(282)	(126)	(2,964)	(663)	(72)

Ending balance	$18,234	$17,172	$16,903	$17,712	$17,482

	At or for the quarters ended
	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015
	(Dollars in thousands)
Net (Charge-offs) Recoveries
Commercial loans
Multi-family	$35	$3	$7	$7	$9
Owner/nonowner occupied commercial real estate	17	(117)	(2,213)	(67)	(109)
Land	(250)	—	—	(100)	(12)
Construction	—	—	—	21	(88)
Commercial and industrial	192	62	(74)	141	137

Total	(6)	(52)	(2,280)	2	(63)
Residential mortgage loans
Real estate	(146)	(59)	(300)	(611)	(17)
Construction	—	—	—	—	—

Total	(146)	(59)	(300)	(611)	(17)
Consumer loans
Consumer	(130)	(15)	(384)	(54)	8

Total	(130)	(15)	(384)	(54)	8

Total net chargeoffs	$(282)	$(126)	$(2,964)	$(663)	$(72)

	At or for the quarters ended
	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015
	(Dollars in thousands)
Nonperforming Loans
Commercial loans
Multi-family	$—	$—	$—	$—	$—
Owner/nonowner occupied commercial real estate	6,879	7,362	7,557	3,599	3,694
Land	134	384	384	384	484
Construction	—	—	—	—	415
Commercial and industrial	4,242	4,633	4,652	4,016	4,016

Total	11,255	12,379	12,593	7,999	8,609
Residential mortgage loans
Real estate	5,835	5,713	5,312	6,181	4,845
Construction	—	—	—	—	—

Total	5,835	5,713	5,312	6,181	4,845
Consumer loans
Consumer	2,358	2,249	2,200	2,567	1,887

Total	2,358	2,249	2,200	2,567	1,887

Total nonperforming loans	$19,448	$20,341	$20,105	$16,747	$15,341

Total Nonperforming Loans and Nonperforming Assets
Past due 90 days and on nonaccrual status	$15,350	$15,819	$15,663	$16,279	$14,890
Past due 90 days and still accruing	—	—	—	—	—

Past due 90 days	15,350	15,819	15,663	16,279	14,890
Past due less than 90 days and on nonaccrual	4,098	4,522	4,442	468	451

Total nonperforming loans	19,448	20,341	20,105	16,747	15,341
Other real estate owned	1,790	1,613	1,832	2,651	3,262
Repossessed assets	3	3	14	76	54

Total nonperforming assets	$21,241	$21,957	$21,951	$19,474	$18,657